Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Digital World Acquisition Corp.

Commission File No.: 001-40779

Date: November 15, 2023

Explanatory Note: The following communications were made available on Truth Social’s official account on Truth Social, at https://truthsocial.com/@truthsocial/posts/111416369548304596

Truth Details 352 replies Truth Social O @truthsocial Trending On November 13, 2023, Truth Social’s merger partner, Digital World Acquisition Corp (DWAC), submitted an amended S-4 registration statement to the Securities and Exchange Commission. The submission was a major milestone toward completing our merger with DWAC. The mainstream media, however, responded by launching a momentous smear campaign against Truth Social and its parent company, Trump Media & Technology Group (TMTG). Instead of reporting that we’re advancing toward completing our planned merger with DWAC, dozens of outlets, in an apparently coordinated attack, published a fake news story that fabricated utterly fictitious financial results for TMTG. TMTG will not tolerate being smeared like this. We have now sent media outlets more than twenty retraction demand letters. Every outlet that defamed TMTG or Truth Social must completely retract its article and issue a public apology in print, on its website, and on its social media accounts-or face swift legal action. 1.53k ReTruths 4.81k Likes Nov 15, 2023, 3:08 PM

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq:DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. To learn more, visit www.dwacspac.com.

About TMTG

The mission of Trump Media & Technology Group (TMTG) is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in DWAC’s filings with the SEC, including in the definitive proxy statement/ prospectus, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in DWAC other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This post contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination and may not be completed in a timely manner, by DWAC’s Business Combination deadline or at all, which may adversely affect the price of DWAC’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended and supplemented from time to time, the “Merger Agreement”) by the stockholders of DWAC, (iii) the risk that DWAC may not be able to terminate all of the securities purchase agreements (the “SPAs”) with certain institutional investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Digital World’s Series A Convertible Preferred Stock (the “Preferred Stock”) for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) and as a result TMTG may determine not proceed with the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, and (xx) those factors discussed in DWAC’s filings with the SEC, including in the Registration Statement filed on November 13, 2023 relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement and in DWAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 (the “2022 Annual Report”) and in other reports DWAC files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.